

December 10, 2012

Via E-mail
Michael Garcia
President and Chief Executive Officer
Camp Nine, Inc.
1065 Kawaiahao St. Ste 2207
Honolulu, Hawaii 96814

> **Re:** **Camp Nine, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2012**
> **File No. 333-184881**

Dear Mr. Garcia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or explain why you believe you are not a shell company.

3. Please revise throughout to clarify that Mr. Garcia is the sole officer and director. We note references throughout your filing to your "officers" and "directors."

Registration Fee Table, page 1

4. It appears that you are registering a number of shares of your common stock. As such, please revise to indicate that you are registering under Rule 457(a), rather than Rule 457(o) or advise.

Cover Page of the Prospectus, page 2

5. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.

6. Please indicate that there currently is no a public market for your common stock. Please also disclose here that you intend to apply through FINRA to the over-the-counter bulletin board, but that there is no guarantee that your common stock will be accepted for quotation.

Summary, page 5

7. Please revise to include your revenues and net losses as of the most recent audited period and interim period, as applicable. In addition, disclose your monthly "burn rate" and how long your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

8. We note your disclosure in the last sentence of the first paragraph, indicating that you will require additional financing. Please quantify the additional funding you anticipate you will need to develop your business plan. To the extent you discuss future business plans in your filing, please revise to provide timeframes and the material steps needed to accomplish your goals. To the extent you will need additional funding, please make that clear, as well. If the needed financing is currently not available to you, please also make that clear.

Risk Factors, page 6

9. Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites or explain why these risk factors are not necessary

If we do not obtain additional financing, our business may fail, page 7

10. Please revise the heading to quantify the amount of additional funds you require to develop your business.

If a market for our common stock does not develop, page 10

    11. Please revise to clarify that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board.

Use of Proceeds, page 12

    12. Accompanying the disclosure regarding use of proceeds, if less than all the shares are sold, please revise to indicate how many surfboards you anticipate being able to make if 75%, 50% or 25% of the proceeds are raised. Also, provide a timeframe for producing the surfboards to accompany the different levels of funding raised and timeframes for any material steps involved in order to produce the surfboards or otherwise develop your business.

Description of Business, page 19

    13. Please revise to state as your belief that you are able to limit your liability by designing, manufacturing, marketing and selling of surfboards in your wholly owned LLC subsidiary.

    14. Please provide support for your beliefs that most surfboards have limited graphics and are generally blank except for some small decals, or revise to remove these statements.

    15. We note your reference to data about the surfer population from 2007. If available, please revise to update your disclosure with more recent and relevant data.

    16. We note that you will rely on independent contractors for the production of your surfboards. Please expand your disclosure here to discuss the existence or non-existence of any production or distribution arrangements and file any agreements with the next amendment.

    17. Please provide support for your belief that local manufacturers of surfboards possess a high degree of brand loyalty or revise to remove this statement.

Products and Pricing, page 20

    18. Please expand upon your description of your various surfboard models. You indicate that the current description is taken from your website. These descriptions appear to be for people already familiar with different types of surfboards. As such, please expand upon your descriptions.

    19. We note the prices that are listed here. From your website, it appears that you are offering some at prices discounted from the original prices. Please update your

disclosure or add disclosure to indicate that you may sell at prices discounted from these disclosed prices from time to time or advise.

Employees, page 22

20. Consistent with your disclosure on page 9, please expand your disclosure here to clarify that Mr. Garcia devotes 5 to 15 hours per week to your business.

Description of Property, page 22

21. Please briefly describe the property you maintain in Honolulu, Hawaii, and describe the existence and nature of any lease arrangements.

Plan of Operation, page 25

22. Absent a written guarantee, please revise your disclosure at the bottom of page 27 to clarify that there is no guarantee that Mr. Garcia will fund your legal and operating compliances expenses through additional capital infusions. If you have a written agreement with Mr. Garcia, please file it. If it is a verbal commitment, please indicate that.

Michael Garcia, page 28

23. Please revise to include a five-year business description for Mr. Garcia, including companies, positions, and stop and start months. Please also disclose the date upon which Mr. Garcia began to serve you is his respective officer and director positions.

24. Please clarify if Mr. Garcia is employed on a full-time basis with the real estate development firm, and also clarify that Mr. Garcia devotes 5 to 15 hours per week to your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3313 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Puoy Premsrirut, Esq.